Agreement

Investment Agreement

CannaPacific Pty Limited
 Aleafia Health Inc.

Dennis Partners Pty Limited as trustee for Dennis Partners Trust

Contents

	Table of contents

1	Interpretation and definitions		2
	1.1	Definitions and interpretation	2
	1.2	Agreement components	2
2	Offer to acquire		2
	2.1	Offer to acquire	2
	2.2	Completion	2
	2.3	Registration of transfers	3
3	Investor contributions		3
	3.1	Provision of Investor expertise and knowledge	3
	3.2	Contribution towards Company costs	4
	3.3	Company rights of action for Investor failure	5
4	Warranties		5
	4.1	Representations and Warranties	5
	4.2	Warranties separate	5
	4.3	No other warranties	5
	4.4	Investor warranties	5
5	Confidentiality and announcements		6
	5.1	No announcements	6
	5.2	Confidentiality	6
6	Notices		7
	6.1	Form of notice	7
	6.2	Means of giving notices	7
	6.3	Specified address for service	7
	6.4	Time notices are given	7
7	Miscellaneous		8
	7.1	Approvals and consent	8
	7.2	Assignment	8
	7.3	Entire agreement	8
	7.4	Execution of separate documents	8
	7.5	Further acts	8
	7.6	Governing law and jurisdiction	8
	7.7	Legal costs	9
	7.8	Variation	9
	7.9	No Partnership	9

Schedule 1
Definitions and interpretation	10

Contents 1

Contents

Schedule 2
Warranties	15

Schedule 3
Shareholders immediately following the Completion Date	19

Signing page	22

Contents 2

Investment Agreement

Date >	17th January 2019

Between the parties

Company	CannaPacific Pty Limited

ACN 621 268 586 of 73 Belgrave Street, West Kempsey,
NSW 2440, Australia

email: josh@cannapacific.com.au

Investor	Aleafia Health Inc.

of 8810 Jane Street, 2nd Floor, Concord, Ontario, Canada

email: trevor@aleafiainc.com

Founder	Dennis Partners Pty Limited as trustee for Dennis
Shareholder	Partners Trust

ACN 101 949 937 of 73 Belgrave Street, West Kempsey,
NSW 2440, Australia

email: josh@cannapacific.com.au

Recitals	1	The Company and the Founder Shareholder have agreed for the Investor to acquire 10% of Shares in the Company from the Founder Shareholder on the terms and conditions of this agreement.

	2	The Investor has agreed to acquire 10% of Shares in the Company from the Founder Shareholder on the terms and conditions of this agreement.

3

The Investor has otherwise agreed to provide certain knowledge and intellectual property to the Company, and perform certain acts as set out in this agreement to assist the Company establishing operations in Australia.

The parties agree as follows:

1	Interpretation and definitions

1.1	Definitions and interpretation

Schedule 1 contains definitions used in this agreement and interpretation rules for this agreement.

1.2	Agreement components

This agreement includes any schedule.

2	Offer to acquire

2.1	Offer to acquire

(a)	The Investor offers to acquire (and agrees to accept) from the Founder Shareholder the interest in the Acquisition Shares for the Acquisition Price on the terms set out in this agreement.

(b)

The Founder Shareholder may accept the Investor’s offer by notice to the Investor (and the Company is authorised to confirm acceptance to the Investor on the Founder Shareholder’s behalf). The Founder Shareholder’s delivery of an executed share transfer to the Investor will in any event be taken as evidence of acceptance.

(c)

If the Founder Shareholder accepts the Investor’s offer, on Completion the Founder Shareholder must sell, and the Investor must buy, the Acquisition Shares for the Acquisition Price free and clear of all Encumbrances.

(d)

The Founder Shareholder will sell the Acquisition Shares to the Investor together with all rights attached to them as at Completion and title to and risk in the Acquisition Shares will pass to the Investor.

(e)

The Investor confirms that the Company has not provided any financial product advice nor made any recommendations nor provided any statement of opinion that has influenced it in making a decision in relation to the acquisition of the Acquisition Shares.

(f)	The Investor agrees to be bound by the Constitution and the Shareholders Agreement as an ‘Investor Shareholder’.

2.2	Completion

(a)

Completion of the sale and purchase of the Acquisition Shares will take place at the registered office of the Company within 5 Business Days after the date of the Founder Shareholder’s acceptance of the Investor’s offer (unless the Investor and the Founder Shareholder agree to another place or time).

Schedule 1 Definitions and interpretation

(b)	At Completion, the Founder Shareholder must give to the Investor a duly executed and completed share transfer of the Acquisition Shares in favour of the Investor.

(c)	At Completion the Investor must:

(1)

pay (or procure the payment of) the Acquisition Price to the Founder Shareholder without counterclaim or set-off. By accepting the offer, the Founder Shareholder directs the Investor to pay the relevant amount to the Company by bank cheque or electronic funds transfer (and that such payment to the Company will, to the extent of the payment, operate to discharge the Investor’s obligation to pay the purchase price to the Founder Shareholder);

	(2)	deliver to the Company a duly executed and completed share transfer of the Acquisition Shares from the Founder Shareholder to the Investor; and

	(3)	deliver to the Company an executed Accession Agreement in accordance with the Shareholders Agreement, duly executed by the Investor.

(d)

The Investor must pay any Duty in respect of the purchase of the Acquisition Shares. Otherwise any action to be taken by the Investor or the Founder Shareholder in relation to the sale and purchase must be taken at its own cost and expense, and each party must, at its own expense, do all things and execute all documents necessary to give full effect to the sale and purchase.

2.3	Registration of transfers

Promptly after receipt of evidence of payment by the Investor of applicable duty on the relevant transfers the Company must:

(a)	register the transfer of Acquisition Shares and updated the Company share register; and

(b)	issue new share certificates to the Investor in respect of the Acquisition Shares.

3	Investor contributions

3.1	Provision of Investor expertise and knowledge

(a)

The Investor has agreed to provide certain industry knowledge and expertise to the Company to assist the Company establishing operations in Australia. The Investor will work with the Company and make commercially reasonable efforts for the provision of this knowledge and expertise will include:

Schedule 1 Definitions and interpretation

	(1)	cannabis cultivation and production experience from ‘seed to sale’ for the medical cannabis industry;

(2)

medical research data, and patient experience to assist the Company in the product registration on the Australian Register of Therapeutic Goods (ARTG) provided the Company will provide this same data back to the Investor;

(3)

permit the Company to sell and distribute the Investor’s products (including ‘white label’ medicines) to patients in Australia under a co-branded CannaPacific and Aleafia brand (and help facilitate that sale and distribution process) subject to prior written approval of the Investor;

(4)

provide the Company with ‘plant starter material’ and germ- plasm of the same type and strain(s) as are used to produce the medicines referred to above as white labelled medicines subject to compliance with applicable import/export laws and regulations governing the Investor and the Company;

	(5)	provide reasonable advice and assistance to the Company, including in respect of cultivation, GMP (‘Good Manufacturing Practice’) manufacturing and facility design;

	(6)	provide product data and advice to assist the Company’s doctors to prescribe the most appropriate medical cannabis products to patients; and

(7)

permit the Company to make available the ‘Medical Cannabis Portal’ to a group of appropriately licenced prescribers under the guidance of the Medical Director to facilitate the distribution and sale of the Company medicines.

(b)

The Investor agrees to work with the Company in good faith (and the Company vice-versa) to make available the knowledge and expertise identified in clause 3.1 within a reasonable timeframe following a request for assistance by the Company (and, in any event, within 6 months of the date of this agreement, subject to compliance with applicable law).

(c)	To the extent the knowledge and expertise identified in clause 3.1 includes any Intellectual Property Rights:

	(1)	nothing in this agreement constitutes a transfer or change of ownership in such Intellectual Property Rights; and

	(2)	the Investor warrants to the Company that it has valid and enforceable rights to use such Intellectual Property Rights.

3.2	Contribution towards Company costs

In recognition of, and as a contribution towards, costs incurred by the Company in establishing operations in Australia, the Investor agrees to contribute US$150,000 towards expenses incurred by the Company in two instalments of US$75,000 as follows:

(a)	the first instalment within 2 Business Days of the signing of this agreement; and

Schedule 1 Definitions and interpretation

(b)	the second instalment within 6 months of the date of this agreement,

both by electronic funds transfer into a bank account nominated by the Company.

3.3	Company rights of action for Investor failure

In the event that the Investor fails to satisfy its obligations under clause 3.2 the parties agree that the Company shall have the right under clause 13 of the Shareholders Agreement to exercise its power to repurchase (or procure a buyer for) the Acqusition Shares and the price shall be the Acquisition Price.

4	Warranties

4.1	Representations and Warranties

The Company and the Founder Shareholder each represent and warrant to the Investor that each of the Warranties is true and accurate as at the date of this agreement (subject to disclosures included in the Disclosure Materials).

4.2	Warranties separate

Each of the Warranties is separate and independent and, except as expressly provided to the contrary in this agreement, is not limited by reference to any other Warranty.

4.3	No other warranties

Each party agrees and acknowledges that it has not relied on any representation or warranty (whether express or implied, written or oral) that is not expressly set out in this agreement.

4.4	Investor warranties

The Investor warrants, represents and acknowledges to the Company that it:

(a)	is not a competitor to the Company in Australia;

(b)

has not made and is not at the date of this agreement considering making an investment (whether by way of equity, loan funds, non-cash contribution or otherwise) in an entity that is a competitor to the Company in Australia;

(c)

has full power, authority and capacity to execute, deliver and satisfy its obligations under this agreement, the Shareholder’s Agreement and the constitution of the Company, and such actions will not cause the Investor to be in breach or violation of any contractual, legal or regulatory duty or obligation;

(d)	has undertaken its own investigation and assessment of the Company;

Schedule 1 Definitions and interpretation

(e)

has verified to its own satisfaction the accuracy, reliability and completeness of the information provided to it and where appropriate, taken independent legal, accounting, investment and tax advice, in relation thereto; and

(f)

accepts that to the fullest extent permitted by law, the Company is permitted to and does disclaim and exclude all liability for any loss or damage suffered or incurred by the Investor as a result of any information, any errors in or omissions from any of that information and/or any negligence or lack of care or otherwise on the part of the Company or any of its associates, members, officers, employees, agents or representatives.

5	Confidentiality and announcements

5.1	No announcements

A party may not make any other public announcement relating to this agreement or the transactions contemplated by it (including the fact that the parties have executed this agreement) unless the other party has consented to the announcement, including the form and content of that disclosure, or unless the announcement would be permitted under an exemption in clause 5.2(c) . The Company acknowledges that for the purposes of Section 5.1 and and Section 5.2 herein, the Investor is a reporting issuer in certain provinces of Canada and that the entering into this agreement will have to be disclosed to the public and that a redacted copy of this agreement and will be made available to the public.

5.2	Confidentiality

(a)

Each party agrees to keep as confidential information the terms of this agreement and the contents of all negotiations leading to its preparation, and will not disclose or discuss any of that information without the prior written approval of the other party, except as provided in clause 5.2(c).

(b)

The Investor agrees to keep as confidential information any information, technical data or know-how relating to the activities, business, assets or affairs of the Company or any of its employees, officers, shareholders or affiliates (whether such information is disclosed before or after the date of this agreement) (Company Information), and will not disclose or discuss any of that information without the prior written approval of the Company, except as provided in clause 5.2(c).

(c)	A party may only disclose information referred to in clause 5.1, and the Investor may only disclose Company Information:

	(1)	as specifically contemplated by this agreement;

	(2)	to the extent required by law; or

	(3)	to the extent required to instruct the Investor’s professional advisers in relation to the preparation and completion of this agreement.

Schedule 1 Definitions and interpretation

(d)	The Investor agrees to:

	(1)	use Company Information solely for the purpose of evaluating a potential investment in the Company;

	(2)	maintain the Company Information in strict confidence; and

	(3)	immediately notify the Company in writing in the event of any unauthorised use or disclosure of Company Information that comes to the attention of the Investor.

6	Notices

6.1	Form of notice

(a)	A notice must be in writing and in the English language or capable of being reproduced in that language.

(b)	A notice may be given on behalf of a person by a solicitor, director or company secretary of the person.

6.2	Means of giving notices

A notice may be given to the addressee by any of the following means, provided that clauses 6.2(a) to 6.2(c) do not apply to the giving of notices under any other clause of this agreement which expressly specifies the method of giving notices under that other clause:

(a)	delivering it in writing to the street address of the addressee;

(b)	sending it by prepaid ordinary post (airmail if outside Australia) to the street address of the addressee; or

(c)	sending it by email to the email address of the addressee.

6.3	Specified address for service

(a)	Until a party gives notice of a change, the street address and email for that party is the address specified on page 1 of this agreement.

(b)	If the street address or email for a party changes the party must give notice of the change to each other party.

6.4	Time notices are given

Except if a later time is specified in a term of this agreement dealing with a notice, a notice is to be regarded as given, served, received and as having come to the attention of the addressee at the following times:

(a)	if delivered in writing to the street address of the addressee, at the time of delivery;

(b)	if it is sent by post to the street address of the addressee, on the third (seventh if outside Australia) day after posting;

Schedule 1 Definitions and interpretation

(c)

if sent by email to the email address of the addressee, at the time of receipt of the email by the addressee’s email server (even if categorised by the addressee’s server as spam), unless the party sending the notice receives an automated response that delivery of the email has failed, in which case the notice will not be regarded as given, served, received and as having come to the attention of the addressee.

7	Miscellaneous

7.1	Approvals and consent

Except when the contrary is stated in this agreement, a party may give or withhold an approval or consent to be given under this agreement in that party’s absolute discretion and subject to those conditions determined by the party.

7.2	Assignment

None of the rights or obligations under this agreement may be assigned or transferred without the written consent of all the parties.

7.3	Entire agreement

This agreement, together with the constitution of the Company and the Shareholders’ Agreement, contains everything the parties have agreed on in relation to the matters it deals with. No party can rely on an earlier document or anything said or done by another party, or by a director, officer, agent or employee of that party, before this agreement was executed, save as permitted by law.

7.4	Execution of separate documents

This agreement is properly executed if each party executes either this document or an identical document.

7.5	Further acts

Each party must promptly execute all documents and do all things that another party from time to time reasonably requests to effect, perfect or complete this agreement and all transactions incidental to it.

7.6	Governing law and jurisdiction

This agreement is governed by and must be construed in accordance with the laws of New South Wales, Australia. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of that place and all courts which have jurisdiction to hear appeals from those courts.

Schedule 1 Definitions and interpretation

7.7	Legal costs

The parties must each pay their own legal and other expenses relating directly or indirectly to the negotiation, preparation and execution of this agreement and all documents incidental to it.

7.8	Variation

This agreement may only be varied by the written agreement of the parties.

7.9	No Partnership

The parties do not intend to create, and this agreement does not constitute, a partnership, agency, trust or other arrangement.

Schedule 1 Definitions and interpretation

Schedule 1

Definitions and interpretation

1	Definitions

The meanings of the terms used in this agreement are set out below.

Term	Meaning

Accession Agreement	has the meaning given in the Shareholders Agreement as at the date of this agreement.

Acquisition Price	$100 (being $1 per Acquisition Share).

Acquisition Shares	100 Shares in the Company.

Business Day	a day on which banks are open for business in Sydney excluding a Saturday, Sunday or public holiday in that city.

Completion	the transfer of Acquisition Shares to the Investor from the Founder Shareholder.

Completion Date	the date defined in clause 2.2 of this agreement.

Constitution	the constitution of the Company.

Corporations Act	the Corporations Act 2001 (Cth).

Disclosure Materials	1

the Due Diligence Requisition List dated November 2, 2019 [sic] completed by the Company and all documents and information contained in the online ‘Drop Box’ room made available to the Investor thereunder;

	2	an email from to at 8.29pm (Sydney time) on 10 December 2018 responding to questions submitted on behalf of the Investror; and

	3	the information set out in this agreement (including the schedules).

Schedule 1 Definitions and interpretation

Term	Meaning

Duty	any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of any of them.

Encumbrance	an interest or power:

	1	reserved in or over an interest in any asset including any retention of title; or

	2	created or otherwise arising in or over any interest in any asset including under a bill of sale, mortgage, charge, lien, pledge, right of set-off, assignment, trust or power,

by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation, or protection against default, and includes, but is not limited to:

	3	any agreement to grant or create any of the above or to allow them to exist; and

	4	a security interest within the meaning of section 12(1) of the PPSA.

Founder Shareholder	Dennis Partners Pty Limited as trustee for Dennis Partners Trust.

Government Agency	any government or governmental, administrative, monetary, fiscal or judicial body, department, commission, authority, tribunal, agency or entity in any part of the world.

Intellectual Property Rights	all intellectual and industrial property rights and interests throughout the world, whether registered or unregistered, including trade marks, designs, patents, inventions, circuit layouts, copyright and analogous rights confidential information, know-how and all other intellectual property rights as defined in Article 2 of the convention establishing the World Intellectual Property Organisation of 14 July 1967 as amended from time to time.

Investor Shareholder	has the meaning given in the Shareholders Agreement as at the date of this agreement.

PPSA	means the Personal Property Securities Act 2009 (Cth).

PPS Register	the Personal Property Securities Register established under section 147 of the PPSA.

Schedule 1 Definitions and interpretation

Term	Meaning

Related Body Corporate	has the meaning given in section 9 of the Corporations Act.

Share	an ordinary share in the Company.

Shareholders	has the meaning given in the Shareholders Agreement.

Shareholders Agreement	the CannaPacific Shareholders Agreement dated November 2018.

Subsidiary	has the meaning given under the Corporations Act.

Tax

any tax, levy, charge, impost, fee, deduction, goods and services tax, social security contribution, compulsory loan or withholding, that is assessed, levied, imposed or collected by any Government Agency and includes any interest, fine, penalty, charge, fee or any other amount imposed on, or in respect of any of the above but excludes Duty.

Tax Law	any law relating to either Tax or Duty as the context requires.

Warranties	means each of the representations and warranties set out in Schedule 2.

2	Interpretation

2.1	Interpretation

In this agreement, headings and words in bold are inserted for convenience and do not affect the interpretation of this agreement and, unless the contrary intention appears:

(a)	a reference to this agreement or another instrument includes any variation or replacement of any of them;

(b)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c)	the singular includes the plural and vice versa;

(d)	an obligation or liability assumed by, or a right conferred on, two or more parties binds or benefits each of them severally only (and not jointly);

Schedule 1 Definitions and interpretation

(e)	the word ‘person’ includes a firm, a body corporate, a partnership, a trust, an unincorporated association, a joint venture, an authority or a Government Agency;

(f)	a reference to a person includes a reference to the person’s executors, administrators and that person's successors, substitutes (including persons taking by novation) and assigns;

(g)	if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(h)	a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(i)	if an act prescribed under this agreement to be done by a party on or by a given day is done after 5.00pm on that day, it is taken to be done on the next day;

(j)	if an event must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day;

(k)	a reference to time is a reference to Sydney time;

(l)	a reference to any thing (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

(m)

a reference to a part, clause, party, attachment, exhibit or schedule is a reference to a part and clause of, and a party, attachment, exhibit and schedule to, this agreement and a reference to this agreement includes any attachment, exhibit and schedule;

(n)	a document in the ‘agreed form’ means a document in the form approved by the parties to this agreement and initialled by a representative of each of them for the purposes of identification;

(o)	a reference to $ is to Australian currency unless denominated otherwise;

(p)	any term that is capitalised and not defined in this agreement but defined in a Tax Law has the same meaning as in the relevant Tax Law; and

(q)

any provision of this agreement which requires a party to use ’reasonable endeavours’, ’all reasonable endeavours’ or ’best endeavours’, or to take all steps reasonable necessary to procure that something is performed or occurs, does not impose any obligation to commence any legal action or proceedings against a person or incur any material expense, except where that provision expressly states otherwise.

2.2	Inclusive expressions

Specifying anything in this agreement after the words ‘including’, ‘includes’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

Schedule 1 Definitions and interpretation

2.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

Schedule 2 Warranties

Schedule 2

Warranties

1	Shares

(a)	The Company is not obliged to issue or allot any Shares or other securities and has not granted any person the right to call for the issue or allotment of any Shares or other securities.

(b)	The Investor will acquire at Completion:

(1) the full legal and beneficial ownership of the Acquisition Shares free and clear of all Encumbrances;

(2) the Acquisition Shares free of competing rights, other than under the Shareholders’ Agreement and the Constitution; and

(3) fully paid Shares that have no money owing in respect of them.

(c)

On Completion, there will be no Shares in the Company or other securities (including options, warrants, convertible securities or other rights to acquire securities) of the Company on issue apart from the Shares set out in the table in Schedule 3.

(d)	Immediately after Completion, the issued capital of the Company will be as set out in Schedule 3.

(e)	The Company does not legally or beneficially hold or own shares or other securities in another company or entity.

2	Authority of Company

(a)	The Company is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or creation.

(b)

The Company and the directors of the Company have taken all necessary action to authorise the signing, delivery and performance of this agreement and the documents required under this agreement in accordance with their respective terms.

(c)	The Company has power to enter into this agreement and perform its obligations under it and can do so without the consent of any other person.

(d)	The Company’s obligations under this agreement are valid and binding and enforceable against it in accordance with their terms.

Schedule 2 Warranties

(e)	The Company has the power and capacity to own its assets and to carry on its business as it is now being conducted.

(f)

The authorization, execution and delivery of this Agreement by the Company and the Founder Shareholder, the completion of the transactions contemplated by this Agreement and the performance of the Company’s and the Founder Shareholder’s obligations under the Agreement in accordance with the terms hereof will not:

(1)

violate, conflict with or result in a violation or breach of any provision of, or require any consent, approval or notice under, or constitute a default or result in a right of termination or acceleration under any of the terms, conditions or provisions of the Company’s constating documents, the Shareholders Agreement, or any permit or material contract to which the Company is a party to or any of its assets is bound;

	(2)	result in a violation or breach of or constitute a default under any provisions of any laws applicable to the Company or any of its assets;

	(3)	cause the suspension or revocation of any permit currently in effect held by the Company;

(4)

give rise to any rights of first refusal or trigger any change in control provisions under any note, bond, mortgage, indenture, contract, license, franchise or permit to which the Company is a party; or

	(5)	result in the imposition of any liens upon the assets of the Company or any of its subsidiaries;

3	Accuracy of information

All written information (including the Disclosure Materials, all electronic documents and email correspondence) given by or on behalf of the Company or their officers, consultants or advisers to the Investor in respect of the Company, the Acquisition Shares and the Business are:

(a)	accurate in all material respects; and

(b)	complete and not misleading whether by omission, failure to particularise or otherwise.

4	Intellectual Property Rights

All Intellectual Property Rights used in the business are legally and beneficially owned by the Company or the Company otherwise has valid and enforceable rights to use those Intellectual Property Rights. To the knowledge of the Company, the Company’s business as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No claim has been made against the Company alleging the infringement of the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

Schedule 2 Warranties

5	Litigation

(a)	The Company is not engaged in any litigation, arbitration or alternative dispute resolution proceedings and to the knowledge of the Company no such claims are pending or threatened.

(b)	To the best of the Company’s knowledge, neither the Company nor its directors or officers are the subject of any investigation, inquiry or enforcement proceedings or process by any Government Agency.

6	Compliance with Laws and industry codes

The Company has conducted its business in compliance with all applicable laws and with all required authorisations. The Company has obtained and is compliance with all required authorisations to permit it to conduct its business as currently conducted and proposed to be conducted. The Company is in compliance with any representations or assurances it has made in its application documents to ODC to the extent that such compliance is necessary to maintain the Medicinal Cannabis License and/or its Cannabis Research License).

The Company has not received any written notices or other correspondence from any governmental entity regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material regulatory approval relating to the Company’s current or proposed activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of the Company to operate its business. The Company nor its officers, directors, employees, consultants, representatives or agents acting on behalf of the Company has violated any anti-bribery or anti-corruption law applicable to the Company or offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promosed to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity, securiting any improper advantage, inducing a government official to influence or affect any decision of any governmental entity.

The Company does not own any real property.

Schedule 2 Warranties

7	Tax

(a)

All Taxes which the Company is liable to pay or is required to withhold from any payment made to another person, which are due and payable on or before the Completion Date, have been paid to the appropriate authorities by the due date for payment.

(b)	There is not a current, pending or threatened Tax audit or investigation and there are no liens for unpaid taxes upon any of the assets of the Company.

(c)	There are no disputes between the Company and a Government Agency about Tax.

(d)	The Company has duly and timely filed all tax returns required to be filed by it prior to the date hereof and all such tax returns are complete and correct in all material respects.

Schedule 3

Shareholders immediately following the Completion Date

[Redacted]

Schedule 3

[Redacted]

Schedule 3

[Redacted]

Signing page

Executed as an agreement

Company

Signed sealed and delivered by
CannaPacific Pty Limited
by

sign here
>
Company Secretary/Director

print name	JOSHUA DENNIS

sign here
>
Director

print name	AARON PICKETT

Signing page

Founder Shareholder

Signed sealed and delivered by
Dennis Partners Pty Limited as trustee for Dennis Partners
Trust
by

sign here
>
Company Secretary/Director

print name	ROBERT DENNIS

sign here
>
Director

print name

Investor

Signed sealed and delivered by
Aleafia Health Inc.
By

sign here
>
Director

print name

sign here
>
Director

print name